

SECURITIES AND EXCHANGE COMMISSION

12062285

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-68384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Medtech Equity Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue, 5th fl.
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Graber, Plotzker & Ward, LLP
(Name – *if individual, state last, first, middle name*)

150 E. 58th Street	New York	NY	10155
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

OATH OR AFFIRMATION

I, Dan D'Agostino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Medtech Equity Advisors, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title



Notary Public

NEAL HABER
Notary Public, State of New York
No. 4780422
Qualified in Westchester County
Commission Expires June 30, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Davis, Graber, Plotzker & Ward, LLP
Certified Public Accountants and Consultants

150 East 58th Street, 20th Floor
New York, NY 10155
Tel: 212-230-2600
Fax: 212-758-0215

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
American Medtech Equity Advisors, LLC
New York, New York

We have audited the accompanying statement of financial condition of American Medtech Equity Advisors, LLC (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of American Medtech Equity Advisors, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the statement of financial condition, the accompanying statement of financial condition has been restated to correct the Company's accounting for salaries paid to the Company's member on December 31, 2011 and an accrual for computer consulting services.

Davis, Graber, Plotzker & Ward, LLP

Davis, Graber, Plotzker & Ward, LLP

New York, New York
July 31, 2012

AMERICAN MEDTECH EQUITY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

	(as Restated)
CURRENT ASSETS:	
Cash	$ 10,019
Accounts receivable, net of allowance of $20,095	2,424
Loan to member	1,559
Prepaid and other	31
Total current assets	14,033
EQUIPMENT AND SOFTWARE, less accumulated depreciation (Note 2)	778
Total assets	$ 14,811

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 8,456
Total current liabilities	8,456
MEMBER'S EQUITY	6,355
Total liabilities and member's equity	$ 14,811

See accompanying notes to statement of financial condition.

Note 1 - Summary of Business and Significant Accounting Policies

Business

American Medtech Equity Advisors, LLC ("Company"), was organized on March 25, 2009, pursuant to the laws of the State of Delaware. The Company is broker-dealer registered with the Securities and Exchange Commission ("SEC") and regulated by the Financial Industry Regulatory Authority ("FINRA") formerly the National Association of Securities Dealers ("NASD"). The Company provides merger and acquisition advisory and related consulting services.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, whereby revenues, if any, from advisory and consulting fees are recognized when earned and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment and Software

Equipment and Software are stated at cost. Depreciation is provided for by the straight-line method for financial statement purposes based upon the estimated useful lives of the assets. Asset lives for Equipment and Software range from 3 to 5 years for financial statement purposes.

Long-Lived Assets

Long-lived assets, such as equipment and software, are evaluated for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of these assets and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows.

Income Taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly no provision has been made for federal and state income taxes. These taxes are the responsibility of the member who includes the Company's income and deductions in their income tax returns. The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic No. 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

With few exceptions, the statute of limitations for the examination of the Company's tax returns is generally three years from the due date of the tax return including extensions. The tax years open for assessments are the years ending on or after December 31, 2009.

Note 2 – Equipment and Software

Equipment and Software at December 31, 2011 consists of the following:

Computers and equipment	$ 1,364
Software	423
	1,787
Less accumulated depreciation and amortization	(1,009)
Total	$ 778

Depreciation expense was $413 in 2011.

Note 3 - Net Capital Requirement

As a broker-dealer, the Company is subject to the SEC regulations and operating guidelines, which require the Company to maintain specific amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 8 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $1,563 which was $3,437 lower than its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 5.4101 to 1 at December 31, 2011.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. All accounts are on fully disclosed basis. Therefore, the Company is not required to make periodic computation of the reserve requirements for the exclusive benefit of customers.

Note 4 - Operating Lease

The Company leases its office facilities under a month to month operating lease. Rent expense was $15,438 in 2011.

Note 5 - Concentration of Credit Risk

The Company has potential concentration of credit risk in that it maintains deposits with one major financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation. At December 31, 2011, there were no uninsured amounts.

The Company's receivables are on a non-collateralized basis. Credit is extended based on an evaluation of each customer's financial condition. The Company provides an allowance for doubtful accounts based on a review of outstanding receivables. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Note 6 - Transactions with Major Customers

Due to the nature of the Company's business large transactions with customers will occur each year. Transactions with seven major customers accounted for approximately 98% of revenues for the year ended December 31, 2011.

Note 7 – Related Parties

During 2011, the Company loaned the sole member $276 under a non-interest bearing demand note. The amount due from the sole member at December 31, 2011 totaled $1,559 and is included in Loan to member. As of December 31, 2011, accounts payable includes $2,525 payable to the sole member (see Note 8).

Note 8 - Restatement of Statement of Financial Condition

The Company has reviewed the accounting treatment as it relates to salaries paid to the Company's member on December 31, 2011 and it's accruals for computer consulting services. As a result of this review, management has determined that the accounting for these items was incorrect and not in accordance with the accounting principles generally accepted in the United States of America. This change in accounting treatment resulted in a restatement of accounts payable and member's equity, on the Company's statement of financial condition as of December 31, 2011. A summary of the effects of the restatement as of December 31, 2011 are as follows:

	As Previously Reported	Restatement	As Restated
Statement of Financial Condition December 31, 2011			
Accounts payable	$ 5,832	$ 2,624	$ 8,456
Member's equity	8,979	(2,624)	6,355

Note 9 - Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through July 31, 2012, the date the financial statements were available to be issued, and has determined there are no events to disclose.